Item 77C - DWS Multi-Market Income Trust (the "Registrant")

Registrant incorporates by reference its Proxy Statement filed on April 13, 2006 (Accession
No. 0000950137-06-004496).

Shareholder Meeting Results:

The Annual Meeting of Shareholders of DWS Multi-Market Income
 Trust (the "fund") was
held on May 25, 2006. The following matter was voted upon by the shareholders of said
fund (the resulting votes are presented below):


1. To elect nine individuals to constitute the Board of Trustees of the fund.

       For			Withhold
John W. Ballantine	17,484,288		207,800
Donald L. Dunaway	17,459,485		232,603
James R. Edgar	17,464,828		227,261
Paul K. Freeman	17,488,016		204,072
Robert B. Hoffman	17,463,032		229,056
William McClayton	17,486,409		205,679
Shirley D. Peterson	17,457,541		234,547
Alex Schwarzer*	17,480,424		211,664
Robert H. Wadsworth*	17,484,225		207,863

*	Elected by Preferred shareholders.


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